SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

1 March 2002

Royal & Sun Alliance Insurance Group plc
(Translation of registrant's name into English)

30 Berkeley Square
London W1J 6EW
Great Britain
(Address of principal executive offices)

Form 20-F ☒ Form 40-F ☐
[indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Yes ☐ No ☒
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

View Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Upda
Royal & Sun Alliance Ins Group PLC	Blocklisting Interim Review		14:41 1 Mar 0

Full Announcement Text

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1.	Name of company	Royal & Sun Alliance Insurance Group plc		
2.	Name of scheme	Royal Insurance Holdings 1988 Savings Related Share Option Scheme; Royal Insurance Holdings Irish Savings Related Share Option Scheme; Roy Insurance Holdings 1988 Share Option Scheme; Royal Insurance Holdings 1989 Overseas Share Option Scheme		
3.	Period of return: From:	1 September 2001	To:	28 February 2002
4.	Number and class of shares(s) (amount of stock / debt security) not issued under scheme	7,226,152 ordinary shares of 27.5p each		
5.	Number of shares issued / allotted under scheme during period	334,346 ordinary shares of 27.5p each		
6.	Balance under scheme not yet issued / allotted at end of period	6,891,806 ordinary shares of 27.5p each		
7.	Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission	760,000,000 ordinary shares of 25p each listed July 1996		
Please confirm total number of shares in issue at the end of the period in order for us to update our records		1,439,386,419 ordinary shares of 27.5p each		
Contact for queries:	Name:	Balbir Kelly		
	Address:	30 Berkeley Square, London, W1J 6EW		

Address: 30 Berkeley Square, London, W1J 6EW

Telephone: 020 7569 4038

END

status list

View Announcement

Announcement Details

Company	Headline	Embargo	Last Upda
Royal & Sun Alliance Ins Group PLC	Additional Listing		14:36 1 Mar 0

Full Announcement Text

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

Application has been made to The UK Listing Authority and the London Stock Exchange for block listings totall shares of 27.5p each to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The passu with the existing issued shares of the Company.

The Block listings consist of 521,403 shares to be issued under the Royal & Sun Alliance Insurance Group plc Equ U.S. Employees and 244,880 shares to be issued under the Royal & Sun Alliance Insurance Group plc Employees' St U.S. Employees.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days fro

END

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal & Sun Alliance Insurance Group plc
(Registrant)

Date: 1 March 2002

By: ______________________
(Signature)*
Name: J V Miller
Title: Director Financial Control & Group Company Secretary

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* Print the name and title of the signing officer under his signature.